
LIMITED POWER OF ATTORNEY FOR FILINGS UNDER
THE SECURITIES ACT OF 1933, AS AMENDED AND
THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED


Know all by these presents, that the undersigned, <u>Ovie Samad Faruq</u>, hereby constitutes and appoints <u>Carlo D'Angelo of Carlo D'Angelo, PC, 100 East Ferguson Street, Tyler, Texas 75702</u>, with full power of substitution, as the undersigned's true and lawful attorney-in-fact and agent to:

(1) execute for and on behalf of the undersigned, in the undersigned's capacity as: (a) <u>Director, Rekt Brands Inc., 1207 Delaware Ave., #3983, Wilmington, Delaware 19806</u> or in the undersigned's individual capacity, all documents, EDGAR filings, certificates, instruments, statements, filings and agreements ("documents") to be filed with or delivered in accordance with the Securities Act of 1933, as amended (the "Securities Act"), and the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations thereunder;

(2) do and perform any and all acts for and on behalf of the undersigned that may be necessary or desirable to complete and execute and timely file any such documents with the United States Securities and Exchange Commission (the "SEC") and any stock exchange or similar authority; and

(3) take any other action of any type whatsoever that, in the opinion of such attorney-in-fact, may be necessary or desirable in connection with the foregoing authority, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Limited Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve.

The undersigned hereby grants to such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitute or substitutes, have lawfully done or cause to be done or shall lawfully do or cause to be done by virtue of this Limited Power of Attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of the undersigned, is not assuming, any of the undersigned's responsibilities to comply with the Act.

This Limited Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file documents under the Securities Act and the Exchange Act with respect to securities held by the undersigned, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact. This Limited Power of Attorney may be filed with the SEC as a confirming statement of the authority granted herein.

This Power of Attorney shall be governed by the laws of the State of Texas.

Signature: _Ovie Samad Faruq_ _____  05/23/2024
Name: <u>Ovie Samad Faruq</u>
Title: Applicant's Title: <u>Director, Rekt Brands Inc.</u>

Date: 23/5/24 _____

Ovie Samad Faruq

Before me, Notary Public, on this day personally appeared <u>Ovie Samad Faruq</u>, known to me (or provided to me through identification) to be the person whose name is subscribed to the foregoing instrument and acknowledged to me that he executed the same for purposes and consideration expressed.  05/23/2024

Virginia       Newport News, Virginia
Notary Seal, Date and Signature to be placed here:



8040550
02/28/2027
Electronic Notary Public

**Winston Ndow**
_____
REGISTRATION NUMBER
8040550
COMMISSION EXPIRES
February 28, 2027

Notarized remotely online using communication technology via Proof.